Mail Stop 3561

January 28, 2010

Yue Kou, Chief Financial Officer
Dragon Jade International Limited
Suite 1503, The Phoenix,
21-25 Luard Road
Hong Kong SAR, China

> **Re:** **Dragon Jade International Limited**
> **Registration Statement on Form 20-F**
> **Filed March 9, 2009**
> **File No. 0-53593**

Dear Ms. Kou:

We have completed our review of your filing and related filings and have no
further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Levenson, Esq.
        Law Offices of David J. Levenson
        Via Facsimile